Enbridge Inc.
Management’s Discussion & Analysis
For the Three and Six Months Ended June 30, 2004
Dated July 29, 2004

This Management’s Discussion and Analysis should be read in conjunction with the unaudited interim consolidated financial statements of Enbridge Inc. as at and for the three and six months ended June 30, 2004 and the audited consolidated financial statements and Management’s Discussion and Analysis contained in Enbridge Inc.’s annual report for the year ended December 31, 2003. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Consolidated Earnings

	Three months ended		Six months ended
	June 30,		June 30,
(millions of Canadian dollars)	2004	2003	2004	2003
Liquids Pipelines	53.7	55.5	106.3	101.9
Gas Pipelines	13.9	24.5	26.9	41.6
Sponsored Investments	14.6	184.2	30.0	192.0
Gas Distribution and Services	170.9	177.3	210.4	209.1
International	21.3	18.6	37.5	34.2
Corporate	(26.0)	(14.7)	(50.3)	(29.6)

	248.4	445.4	360.8	549.2

Earnings applicable to common shareholders are $360.8 million for the six months ended June 30, 2004, or $2.16 per share, compared with $549.2 million, or $3.33 per share, for the six month period ended June 30, 2003.

Earnings for the three months ended June 30, 2004 are $248.4 million, or $1.49 per share compared with $445.4 million, or $2.70 per share, for the three months ended June 30, 2003.

Certain information provided in this Management’s Discussion and Analysis (MD&A) constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions, which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Significant non-operating factors and variances affecting consolidated earnings are as follows:

	Three months ended		Six months ended
	June 30,		June 30,
(millions of Canadian dollars)	2004	2003	2004	2003
Sponsored Investments
Gain on sale of assets to Enbridge Income Fund	—	169.1	—	169.1
Dilution gains on the issue of EEP units	—	9.2	0.9	9.2

	—	178.3	0.9	178.3
Gas Distribution and Services
Colder than normal weather	16.5	27.4	18.6	41.7
Regulatory disallowances	—	—	(4.6)	(7.1)
Dilution gain in Noverco (Gaz Metro unit issuance)	—	—	1.1	—
Dilution gain — AltaGas Income Trust	8.0	—	8.0	—
Revalue future income taxes due to tax rate changes	—	(6.1)	(45.4)	(6.1)

	24.5	21.3	(22.3)	28.5
Corporate
Revalue future income taxes due to tax rate changes	—	(1.0)	—	(1.0)

Total significant non-operating factors and variances increasing/(decreasing) earnings	24.5	198.6	(21.4)	205.8

Operating factors affecting the results for the six months ended June 30, 2004 include higher earnings from the Enbridge crude oil pipeline system, reflecting incremental earnings from the Terrace Phase III expansion placed into service on April 1, 2003. Further enhancing this is Enbridge Gas Distribution, which includes $25.6 million related to unbilled revenue in 2004 and the impact of the 2004 rate increase. As well, the Aux Sable liquids extraction plant experienced improved fractionation margins in 2004. These positive operating factors are partially offset by higher corporate expenses and the difference between the absence of earnings from Alliance Pipeline (Canada) and Enbridge Saskatchewan, which were sold to Enbridge Income Fund (EIF), and the earnings contribution from EIF.

Operating factors affecting the results for the three months ended June 30, 2004 include the improved results of Aux Sable, more than offset by a lower contribution from EGD. Earnings for EGD in the second quarter of 2003 included final rates accrued for the first half of 2003, whereas in 2004, final rates were in place at the beginning of the year. EGD results also include the partial reversal of unbilled revenue that was recorded as an increase to earnings in the first quarter of 2004; this is a $9.4 million reduction to earnings in the second quarter of 2004. The second quarter results also reflect the absence of earnings from the assets sold to EIF, partially offset with the earnings from EIF.

OUTLOOK

Enbridge, in collaboration with Gaz Metro and Gaz de France, have announced their intention to build and operate a liquefied natural gas (LNG) terminal in the Levis-Beaumont area of Quebec City. Project “Rabaska” will cost approximately $700 million and is forecast to be put into service in 2008. The specific site is still to be determined through consultation with local communities and other stakeholders. The terminal will supply LNG to Quebec and Ontario markets and will provide diversity of natural gas sources as well as meet the growing demand for natural gas.

RECENT DEVELOPMENTS

Sale of AltaGas Trust Units

On July 21, 2004, Enbridge announced the sale of 11,650,000 trust units of AltaGas Income Trust (AltaGas) at a price of $19.75 per unit. The sale is expected to close on or about August 10, 2004. Enbridge will realize net proceeds of approximately $217 million and record a pre-tax gain on sale of approximately $72 million. At June 30, 2004, Enbridge owned 18,197,500 trust units with a carrying value of approximately $227 million, classified as a component of long-term investments. After the disposition, Enbridge will own 6,547,500 trust units representing a 12.9% ownership interest.

In connection with the sale the underwriters were granted an over-allotment option to purchase an additional 1,747,500 trust units at the issue price of $19.75 at any time up to 30 days after closing. This would reduce Enbridge’s ownership to 9.5% and result in an additional pre-tax gain of approximately $11 million.

Class Action Lawsuit – late payment penalties

On April 22, 2004, the Supreme Court of Canada released its decision in a case commenced against Enbridge Gas Distribution (EGD) by a customer with respect to late payment penalties. The Supreme Court of Canada determined that EGD would be required to repay a portion of amounts paid to it as late payment penalties from April 1994. The total amount of late payment penalties billed, between April 1994 and February 2002 (when EGD’s late payment penalty was revised), was approximately $74 million of which a portion may be eligible for repayment. The amount payable is not determinable at this time. The Supreme Court has directed that a lower court determine the amounts payable. A case conference will be held before a judge of the Ontario Supreme Court in mid August 2004 to discuss the remaining outstanding issues following the Supreme Court’s decision, including the timing of a motion seeking certification of the action as a class proceeding.

Late payment penalty revenues are included in EGD’s estimate of revenues for the year and therefore offset rates charged to customers. Revenues from late payment penalties accrue to the benefit of all customers, thereby reducing the cost of providing distribution services. The Ontario Energy Board (OEB) approved these estimates and resulting rates each year. EGD intends to apply to the OEB for recovery of any amounts that result from this action.

Bloor Street Incident

EGD has been charged under both the Ontario Technical Standards and Safety Act and the Ontario Occupational Health and Safety Act in connection with an explosion that occurred on Bloor Street West in Toronto on April 23, 2003. The maximum fine upon conviction on all counts would be approximately $5.0 million. EGD has also been named as a defendant in a number of civil actions related to the explosion. A Coroner’s Inquest in connection with the explosion is also possible. The courts have not dealt with any of the charges yet, and thus it is not possible at this time to predict or comment upon the potential outcome. EGD does not expect the civil actions to result in any material financial impact.

FINANCIAL RESULTS

Liquids Pipelines
Earnings

	Three months ended		Six months ended
(millions of Canadian dollars)	June 30,		June 30,
	2004	2003	2004	2003
Enbridge System	41.5	40.7	82.7	70.3
Athabasca System	10.3	11.4	21.0	23.1
NW System	2.0	2.0	3.9	4.1
Saskatchewan System	—	1.4	—	3.1
Feeder Pipelines and Other	(0.1)	—	(1.3)	1.3

	53.7	55.5	106.3	101.9

Earnings are $106.3 million for the six months ended June 30, 2004, an increase of $4.4 million over the same period in 2003.

The Enbridge System includes incremental earnings from the Terrace Phase III expansion placed into service on April 1, 2003.

The Athabasca System results include six months of earnings from the Hardisty storage caverns completed in the fourth quarter of 2003. However, this contribution is more than offset by higher tax expense as the prior year included the utilization of loss carryforwards.

The Saskatchewan System was sold to EIF effective June 30, 2003 and is subsequently reflected in the results of EIF, a component of the Sponsored Investments segment.

Feeder Pipelines and Other have been negatively affected by higher costs than provided for in 2003, associated with the final settlement of Federal Energy Regulatory Commission reparations on the Frontier Pipeline, as well as higher Liquids Pipelines’ business development costs.

For the three months ended June 30, 2004, earnings are $53.7 million compared with $55.5 million for the same period in 2003. The sale of the Saskatchewan System in 2003 is the primary reason for the $1.8 million decrease in earnings.

Gas Pipelines
Earnings

	Three months ended		Six months ended
(millions of Canadian dollars)	June 30,		June 30,
	2004	2003	2004	2003
Alliance Pipeline (US)	9.7	9.8	18.7	17.7
Alliance Pipeline (Canada)	—	12.4	—	19.6
Vector Pipeline	4.2	2.3	8.2	4.3

	13.9	24.5	26.9	41.6

Earnings are $26.9 million for the six months ended June 30, 2004, compared with $41.6 million for the six months ended June 30, 2003. The key driver for the earnings variance is the change in ownership interest for each of these investments in 2003.

Alliance Pipeline (US) earnings are higher for the six month period ended June 30, 2004 due to the additional ownership interests of 1.1% acquired in March 2003, 10.7% acquired in April 2003, and 1.1% acquired in October 2003. The stronger Canadian dollar in 2004 continues to have a negative impact on Alliance Pipelines (US) earnings contribution.

Alliance Pipeline (Canada) was sold to EIF effective June 30, 2003 and is subsequently reflected in the results of EIF, a component of the Sponsored Investments segment.

Vector Pipeline earnings reflect a higher proportion of firm transportation volumes as a result of increased demand for service on the pipeline due to new interconnect facilities and customer storage developments, as well as lower interest costs. This is further enhanced by an additional ownership interest of 15% acquired in the fourth quarter of 2003.

Earnings are $13.9 million for the second quarter of 2004, compared with $24.5 million for the same period of 2003. The three month results reflect similar factors as the six month results.

Sponsored Investments
Earnings

	Three months ended		Six months ended
(millions of Canadian dollars)	June 30,		June 30,
	2004	2003	2004	2003
Enbridge Energy Partners (EEP)	7.1	5.9	14.1	13.7
Enbridge Income Fund (EIF)	7.5	—	15.0	—
Gain on sale of assets to Enbridge Income Fund	—	169.1	—	169.1
Dilution Gains	—	9.2	0.9	9.2

	14.6	184.2	30.0	192.0

Earnings for the six months ended June 30, 2004 are $30.0 million in comparison to $192.0 million in the same period of 2003. The formation of EIF, the gain from the sale of assets to EIF and the EEP dilution gain are the primary reasons for the $162.0 million earnings variance.

EIF commenced operations on June 30, 2003 with the acquisition of a 50% interest in Alliance Pipeline (Canada) and the Saskatchewan System. Enbridge previously owned these assets directly and their results, prior to the disposition, were separately included in the Gas Pipelines and Liquids Pipelines segments, respectively. The Company recognized a $169.1 million gain on the sale of assets to EIF on June 30, 2003.

While EEP’s earnings contribution for the six months ended June 30, 2004 is consistent with the prior year, there are various offsetting factors. Higher operating earnings, primarily in the second quarter of 2004, are partially offset by the stronger Canadian dollar and the lower ownership interest, both in 2004.

In each year, EEP issued additional common units and as Enbridge did not participate in these offerings, dilution gains resulted. The lower dilution gain in 2004 related to the exercise of an over-allotment option rather than a larger primary offering.

For the three months ended June 30, 2004, earnings are $14.6 million compared with $184.2 million for the same period in 2003. Consistent with the six month results, the primary reasons for the $169.6 million variance is the formation of EIF, the $169.1 million gain on the sale of assets to EIF and EEP dilution gains. The earnings contribution from EEP was also higher in the second quarter of 2004.

The key drivers of higher EEP earnings include incremental earnings from the acquisition of the North Texas assets, for US$250.0 million, which closed on December 31, 2003, and the Mid-Continent assets, US$117.0 million, which closed on March 1, 2004. Increased volumes on the main crude oil liquids pipeline system, as well as increased throughput on various natural gas assets were also positive factors.

Gas Distribution and Services

Earnings

	Three months ended		Six months ended
	June 30,		June 30,
(millions of Canadian dollars)	2004	2003	2004	2003
Enbridge Gas Distribution	132.4	158.0	143.9	168.7
CustomerWorks/ECS	4.3	3.7	9.2	8.8
Noverco	15.0	11.8	28.6	22.0
Other Gas Distribution Operations	4.9	5.1	6.9	7.3
Enbridge Gas New Brunswick	0.6	0.9	1.7	2.1
Gas Services	(0.6)	(0.3)	(1.0)	(0.6)
Aux Sable	(1.8)	(4.8)	(0.5)	(6.6)
Other	16.1	2.9	21.6	7.4

	170.9	177.3	210.4	209.1

Earnings are $210.4 million for the six months ended June 30, 2004 compared with $209.1 million for the six months ended June 30, 2003. The lower earnings from EGD in 2004 are more than offset with the higher contribution from Noverco, improved performance at Aux Sable and a dilution gain included as a component of Other.

The results of EGD are $24.8 million lower for the six months ended June 30, 2004. Weather has a direct affect on distribution volumes and is a key earnings factor at EGD. The colder than normal weather increased earnings by $20.0 million in 2004 (including the effects of unbilled), whereas in 2003, the colder weather increased earnings by $41.7 million.

Other factors affecting EGD’s earnings include a $4.6 million outsourcing disallowance in 2004, whereas the prior year, included a $7.1 million gas costs disallowance related to a long-term transportation contract. As well, the increase in the Ontario tax rate and the corresponding revaluation of future income taxes resulted in a charge to earnings of $47.6 million for EGD in 2004 in comparison to a $3.8 million charge to earnings in 2003 relating to federal taxes.

Unbilled revenue is the difference between amounts charged to customers based on billed gas consumption and the actual volumes delivered in the reporting period. EGD has refined its process and now estimates unbilled revenue on a quarterly basis using a current estimate of actual volumes delivered. In the past, the unbilled revenue accrual was based on amounts approved by the OEB for year-end. The impact is a timing difference of reported earnings among quarters, which will reverse in quarter three of 2004. The adjustment for unbilled revenue in the first half of 2004 increased earnings by $25.6 million and had EGD experienced normal weather during the unbilled period, additional earnings of $1.4 million would have resulted.

Summary of Unbilled Effect

(millions of Canadian dollars)	YTD 2004	Q2 2004	Q1 2004
Effect on Net Income	25.6	(9.4)	35.0
Weather on Unbilled	1.4	(3.8)	5.2

If EGD had employed the new estimation procedures at the beginning of 2003, first half 2003 earnings would have increased by $23.1 million and had weather been normal, earnings would have included an additional $0.6 million.

EGD’s earnings were also positively impacted by the 2004 rate increase and the addition of new customers partially offset by an increase in operating costs.

The Noverco earnings include a $1.1 million dilution gain in 2004, resulting from a Gaz Metro Limited Partnership unit issuance that Noverco did not participate in. The Alberta tax rate reduction in the first quarter of 2004 also increased earnings by $1.6 million, whereas the prior year reflected a tax rate increase and a $2.3 million charge to earnings.

Aux Sable’s operating results also improved in the first half of 2004 as a result of positive fractionation margins and the benefits of a comprehensive risk management strategy. Enbridge’s ownership interest in Aux Sable was also higher in 2004, as an additional 11.8% was acquired in April 2003 resulting in the current ownership of 42.7%. As the acquisition of the additional interest was at a discount to the book value, depreciation expense is lower on the additional interest.

The primary component of Other is the Company’s investment in AltaGas Income Trust (AltaGas), a publicly traded income trust. The conversion of AltaGas to a trust did not change the Company’s basis of accounting for this equity investment. During the second quarter of 2004, AltaGas issued additional trust units. Enbridge did not participate in this offering, causing a dilution of its ownership to approximately 36% and the recognition of an $8.0 million after-tax dilution gain. The re-value of the future income tax liability related to this investment, primarily as a result of the first quarter Alberta tax rate reductions, also increased earnings.

Earnings for the three months ended June 30, 2004 are $170.9 million, a decrease of $6.4 million from the $177.3 million of earnings for the three months ended June 30, 2003. The variance from the prior year is attributed to the same lines of business as those identified in the six month analysis.

EGD earnings for the three months ended June 30, 2004 also reflect similar factors to those provided in the six month analysis. However, results for the three months ended June 30, 2003 included final rates accrued for the first half of the year, whereas 2004 rates were in place at the start of the year.

Earnings from Noverco were higher in the second quarter of 2004 as the prior year included a $2.3 million charge to earnings due to an increase in the federal tax rate and the revalue of the future income tax liability.

The results from Aux Sable and AltaGas were also higher in the second quarter of 2004 and the same explanations as those provided for the six months results still apply.

International

Earnings

	Three months ended		Six months ended
	June 30,		June 30,
(millions of Canadian dollars)	2004	2003	2004	2003
OCENSA/CITCol	8.1	7.5	15.9	15.9
CLH	14.7	12.7	24.5	21.1
Other	(1.5)	(1.6)	(2.9)	(2.8)

	21.3	18.6	37.5	34.2

Earnings for the six months ended June 30, 2004 are $37.5 million, an increase of $3.3 million for the same period in 2003. The increase is attributable to improved operating results from CLH, which reflects increased volumes due to greater demand for refined products throughout Spain, lower operating costs and the impact of the stronger Euro.

For the three months ended June 30, 2004 earnings are $21.3 million as compared to $18.6 million for the comparable period in 2003. As discussed for the six month results, the improved contribution from CLH is the primary driver of the increased earnings within this segment.

Corporate

Loss

	Three months ended		Six months ended
	June 30,		June 30,
(millions of Canadian dollars)	2004	2003	2004	2003
Corporate	(26.0)	(14.7)	(50.3)	(29.6)

Corporate costs total $50.3 million for six months ended June 30, 2004 and $26.0 million for the three months ended June 30, 2004. Compared to the same periods in 2003, corporate costs are $20.7 million higher for the six months ended June 30, 2004 and $11.3 million higher for the three months ended June 30, 2004. The 2004 costs include an expense for stock-based compensation, higher business development activity, and a higher effective tax rate. In 2003, Corporate costs were offset by interest income on a loan to EEP.

LIQUIDITY AND CAPITAL RESOURCES

The Company expects to generate sufficient cash from operations to fund budgeted investing activity and common share dividends throughout the remainder of 2004. Additional liquidity, if necessary, is available under committed credit facilities or through access to the capital markets.

Cash from operations for the six months ended June 30, 2004, was $905.9 million and reflects an increase of $457.5 million from the same period in 2003. The decrease in earnings is primarily the result of non-cash items in the prior year. This includes a non-cash pre-tax gain of $239.9 million on sale of assets to EIF that occurred in June 2003 and a decrease in future tax expense. The increased cash from operations is the result of changes in operating assets and liabilities in both periods, primarily within EGD. This was caused by a sizable reduction in the value of gas in inventory balances due to lower gas volumes and unit costs. In addition a smaller increase in accounts receivable primarily resulted from lower billing volumes within EGD due to the warmer weather year over year.

Investing activities during the six months ended June 30, 2004 are $190.9 million and $94.5 million for the three months ended June 30, 2004. The main component of investing activity in 2004 is property plant and equipment expenditures primarily to support the growth in the customer base at Enbridge Gas Distribution and is comparable to the prior year. The prior year also included the $331.2 million of cash proceeds from the sale of assets to EIF and the proceeds received from the repayment of loans by EEP.

Financing activities during the six months ended June 30, 2004 resulted in a $714.7 million use of cash in comparison to $800.8 million for the same period in 2003. Financing activity in 2004 reflects the payment of dividends consistent with the prior year, as well as the repayment of debt. In 2004, higher cash from operations was used primarily to repay short-term borrowings. Redemptions in 2003 were financed with the cash proceeds from the sale of EIF and the repayment of the affiliate loan.

For the three months ended June 30, 2004 financing activities resulted in a use of cash of $616.5 million, a decrease of $265.8 million from the same period in 2003. Debt repayments were higher in the second quarter of 2003 consistent with the significant cash proceeds from investing activity and the timing of debt available for repayment.

The net redemption of debt by joint ventures in the prior year explains the remaining variance in financing activity for the three and six months ended June 30, 2004.

On July 29, 2004, the Enbridge Board of Directors declared quarterly dividends of $0.4575 per common share and $0.34375 per Series A Preferred Share. Both dividends are payable on September 1, 2004 to shareholders of record on August 16, 2004.

SELECTED QUARTERLY FINANCIAL INFORMATION1

(millions of Canadian dollars, except per share amounts)	2004		2003				2002
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue from continuing operations	1,843.9	1,453.2	854.3	1,068.1	1,887.1	1,045.8	657.5	1,171.0
Operating income from continuing operations	397.7	285.5	102.2	182.7	449.3	157.2	88.7	30.8
Margin	0.216	0.196	0.120	0.171	0.238	0.150	0.135	0.026
Earnings applicable to common shareholders
Continuing operations	248.4	112.4	27.3	90.7	445.4	103.8	34.0	(3.9)
Discontinued operations	—	—	—	—	—	—	—	—

	248.4	112.4	27.3	90.7	445.4	103.8	34.0	(3.9)
Earnings per common share
Continuing operations	1.49	0.67	0.16	0.54	2.70	0.63	0.20	(0.03)
Discontinued operations	—	—	—	—	—	—	(0.02)	—

	1.49	0.67	0.16	0.54	2.70	0.63	0.18	(0.03)
Dividends per common share	0.4575	0.4575	0.415	0.415	0.415	0.415	0.38	0.38

1 Quarterly Financial Information has been prepared in accordance with Canadian Generally Accepted Accounting Principles.

Operating revenue from continuing operations fluctuates primarily due to the seasonality of the Company’s gas distribution business. This business has a September 30 year end, which results in consolidation by the Company on a quarter lag basis. Therefore, peak revenues are recorded in the Company’s second quarter, which represents Enbridge Gas Distribution’s winter months. The positive effect of colder than normal weather contributed to an increase in revenues and earnings during the first quarter of 2004, the second and fourth quarters of 2003, as well as the third quarter of 2002.

Significant items which impact the quarterly earnings are as follows:

•	Third quarter earnings in 2002 include a $76.3 million after-tax writedown of the Enbridge Midcoast Energy assets, which were subsequently sold to Enbridge Energy Partnership.

•	Fourth quarter earnings in 2002 include a further $5.9 million after-tax writedown of the Enbridge Midcoast Energy assets from that recorded in the fourth quarter of 2002.

•	First quarter earnings in 2003 include a $7.1 million regulatory disallowance in the Company’s gas distribution business.

•	Second quarter earnings in 2003 include a $169.1 million gain on the sale of assets to EIF in June 2003 and a $9.2 million dilution gain on an EEP unit issuance.

•	Fourth quarter earnings in 2003 include an $11.1 million dilution gain on an EEP unit issuance, and a $6.0 million dilution gain related to Noverco. Offsetting the gain is a $26.0 million write-down of a regulatory receivable and a $4.6 million regulatory decision on outsourcing, both in the Company’s gas distribution business.

•	First quarter earnings in 2004 reflect a $47.6 million charge to earnings resulting from an increase in the Ontario tax rate and corresponding revaluation of future income taxes, as well as unbilled revenue of $35.0 million consistent with a change in the estimation process in 2004, both within EGD.

•	Second quarter earnings in 2004 reflect the $9.4 million partial reversal of the $35.0 million of unbilled revenue recorded in the first quarter of 2004 and a dilution gain of $8.0 million related to AltaGas.

OUTSTANDING SHARE DATA

Number of Shares
Common Shares – issued and outstanding (voting equity shares)	172,564,260
Preference Shares, Series A (non-voting equity shares)	5,000,000
Total issued and outstanding stock options (3,463,892 vested)	6,594,217

Outstanding share data information is provided as at July 20, 2004.

The Company has a Shareholder Rights plan designed to encourage the fair treatment of shareholders in connection with any takeover offer for the Company. Rights issued under the plan become exercisable when a person, and any related parties, acquires or announces its intention to acquire 20% or more of the Company’s outstanding common shares without complying with certain provisions set out in the plan or without approval of the Board of Directors of the Company. Should such an acquisition or announcement occur, each rights holder, other than the acquiring person and related parties, will have the right to purchase common shares of the Company at a 50% discount to the market price at that time.

Additional information relating to Enbridge is available on www.sedar.com.

ENBRIDGE INC.

HIGHLIGHTS1

(unaudited; millions of Canadian dollars	Three months ended		Six months ended
except per share amounts)	June 30,		June 30,
	2004	2003	2004	2003
FINANCIAL
Earnings Applicable to Common Shareholders
Liquids Pipelines	53.7	55.5	106.3	101.9
Gas Pipelines	13.9	24.5	26.9	41.6
Sponsored Investments	14.6	184.2	30.0	192.0
Gas Distribution and Services	170.9	177.3	210.4	209.1
International	21.3	18.6	37.5	34.2
Corporate	(26.0)	(14.7)	(50.3)	(29.6)

	248.4	445.4	360.8	549.2

Cash Provided By Operating Activities
Earnings plus charges/(credits) not affecting cash	375.1	412.4	621.8	623.1
Changes in operating assets and liabilities	331.7	4.4	284.1	(174.7)

	706.8	416.8	905.9	448.4

Common Share Dividends	78.9	70.7	157.6	141.4

Earnings per Common Share	1.49	2.70	2.16	3.33

Dividends per Common Share	0.4575	0.415	0.9150	0.830

Weighted Average Common Shares Outstanding (millions)			167.0	164.8

Diluted Weighted Average Common Shares Outstanding (millions)			168.5	166.1

OPERATING
Liquids Pipelines[2]
Deliveries (thousands of barrels per day)[3]	2,156	2,127	2,131	2,143
Barrel miles (billions)	191	170	376	343
Average haul (miles)	974	877	975	885
Gas Distribution and Services[4]
Volumes (billion cubic feet)	192	203	322	319
Number of active customers (thousands)	1,726	1,669	1,726	1,669
Degree day deficiency[5]
Actual	1,987	2,130	3,010	3,206
Forecast based on normal weather	1,870	1,887	2,807	2,807

1.	Highlights of Gas Distribution and Services reflect the results of Enbridge Gas Distribution and other gas distribution operations on a one quarter lag basis for the three and six months ended March 31, 2004 and 2003.

2.	Liquids Pipelines operating highlights include the statistics of the 12.2% owned Lakehead System and other wholly-owned liquid pipeline operations.

3.	The 2003 deliveries for the six months ended include average daily volumes of 192.5 (187.3 for the three months ended) on the Saskatchewan System. These volumes are not included in 2004 as the Saskatchewan System was sold to EIF on June 30, 2003.

4.	Gas Distribution and Services volumes and the number of active customers are derived from the aggregate system supply and direct purchase gas supply arrangements.

5.	Degree-day deficiency is a measure of coldness. It is calculated by accumulating for each day in the period the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Toronto area.

Enbridge Inc.
Interim Consolidated Financial Statements and Notes
June 30, 2004

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended		Six months ended
(unaudited; millions of Canadian dollars;	June 30,		June 30,
except per share amounts)	2004	2003	2004	2003
Revenues
Gas sales	1,323.1	1,260.1	2,292.9	1,946.7
Transportation	452.4	567.7	861.4	879.3
Energy services	68.4	59.3	142.8	106.9

	1,843.9	1,887.1	3,297.1	2,932.9

Expenses
Gas costs	1,093.7	1,096.5	1,948.6	1,703.6
Operating and administrative	237.5	212.7	439.8	396.2
Depreciation	115.0	128.6	225.5	226.6

	1,446.2	1,437.8	2,613.9	2,326.4

Operating Income	397.7	449.3	683.2	606.5
Investment and Other Income	95.2	45.9	171.4	105.5
Gain on Sale of Assets to Enbridge Income Fund	—	239.9	—	239.9
Interest Expense	(112.7)	(127.5)	(226.4)	(228.6)

	380.2	607.6	628.2	723.3
Income Taxes	(123.2)	(154.1)	(250.1)	(157.3)

Earnings	257.0	453.5	378.1	566.0
Preferred Security Distributions	(6.9)	(6.4)	(13.9)	(13.4)
Preferred Share Dividends	(1.7)	(1.7)	(3.4)	(3.4)

Earnings Applicable to Common Shareholders	248.4	445.4	360.8	549.2

Earnings Per Common Share	1.49	2.70	2.16	3.33

Diluted Earnings Per Common Share	1.47	2.68	2.14	3.31

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Six months ended
	June 30,
(unaudited; millions of Canadian dollars)	2004	2003
Retained Earnings at Beginning of Period	1,511.4	1,128.1
Earnings Appliable to Common Shareholders	360.8	549.2
Common Share Dividends	(157.6)	(141.4)

Retained Earnings at End of Period	1,714.6	1,535.9

See accompanying notes to the unaudited consolidated financial statements

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Six months ended
	June 30,		June 30,
(unaudited; millions of Canadian dollars)	2004	2003	2004	2003
Cash Provided by Operating Activites
Earnings	257.0	453.5	378.1	566.0
Charges/(credits) not affecting cash
Depreciation	115.0	128.6	225.5	226.6
Equity earnings in excess of cash distributions	(23.4)	(25.9)	(55.1)	(33.0)
Gain on assets sold to Enbridge Income Fund	—	(239.9)	—	(239.9)
Gain on reduction of ownership interest	(9.8)	(19.2)	(12.3)	(19.2)
Future income taxes	33.0	115.5	82.0	123.5
Other	3.3	(0.2)	3.6	(0.9)
Changes in operating assets and liabilities	331.7	4.4	284.1	(174.7

	706.8	416.8	905.9	448.4

Investing Activities
Acquisitions	(13.7)	—	(17.4)	—
Long-term investments	—	(21.8)	(16.2)	(45.7)
Sale of assets to Enbridge Income Fund	—	331.2	—	331.2
Additions to property, plant and equipment	(82.9)	(90.2)	(154.2)	(175.6)
Changes in construction payable	2.1	(2.7)	(3.1)	(5.3)
Affiliate loan	—	434.5	—	434.5
Other	—	(0.5)	—	—

	(94.5)	650.5	(190.9)	539.1

Financing Activities
Net change in short-term borrowings and short-term debt	(417.2)	(598.3)	(582.7)	(466.3)
Long-term debt issues	—	—	300.0	150.0
Long-term debt repayments	(100.0)	(100.0)	(250.0)	(225.0)
Non-recourse long-term debt issued by joint ventures	—	525.6	—	525.6
Non-recourse long-term debt repaid by joint ventures	(15.3)	(654.0)	(29.5)	(654.0)
Non-controlling interests	(1.3)	(1.7)	(1.9)	(1.9)
Common shares issued	4.8	24.9	24.3	29.0
Preferred security distributions	(6.9)	(6.4)	(13.9)	(13.4)
Preferred share dividends	(1.7)	(1.7)	(3.4)	(3.4)
Common share dividends	(78.9)	(70.7)	(157.6)	(141.4)

	(616.5)	(882.3)	(714.7)	(800.8)

Increase/(Decrease) in Cash	(4.2)	185.0	0.3	186.7
Cash at Beginning of Period	108.6	42.4	104.1	40.7

Cash at End of Period	104.4	227.4	104.4	227.4

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30,	December 31,
(unaudited; millions of Canadian dollars)	2004	2003
Assets
Current Assets
Cash	104.4	104.1
Accounts receivable and other	1,192.9	1,138.8
Gas in storage	220.8	809.8

	1,518.1	2,052.7
Property, Plant and Equipment, net	8,549.7	8,530.9
Long-Term Investments	2,505.6	2,390.9
Receivable from Affiliate	183.3	169.8
Deferred Amounts	526.0	486.5
Future Income Taxes	120.1	192.5

	13,402.8	13,823.3

Liabilities and Shareholders’ Equity
Current Liabilities
Short-term borrowings	91.1	649.6
Accounts payable and other	717.6	894.1
Interest payable	96.7	97.0
Current maturities and short-term debt	823.5	674.9
Current portion of non-recourse long-term debt	31.4	34.2

	1,760.3	2,349.8
Long-Term Debt	5,104.7	5,243.1
Non-Recourse Long-Term Debt	756.2	752.4
Future Income Taxes	847.9	829.0
Non-Controlling Interests	545.3	523.0

	9,014.4	9,697.3

Shareholders’ Equity
Share capital
Preferred securities	531.7	532.4
Preferred shares	125.0	125.0
Common shares	2,260.6	2,238.0
Contributed surplus (Note 2)	3.6	1.9
Retained earnings	1,714.6	1,511.4
Foreign currency translation adjustment	(111.4)	(147.0)
Reciprocal shareholding	(135.7)	(135.7)

	4,388.4	4,126.0

	13,402.8	13,823.3

See accompanying notes to the unaudited consolidated financial statements.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements of Enbridge Inc. (the Company) have been prepared in accordance with generally accepted accounting principles and should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2003 Annual Report. These interim consolidated financial statements follow the same significant accounting policies and methods of application as those included in the 2003 Annual Report except for new accounting standards requiring adoption on January 1, 2004. On January 1, 2004, the Company adopted the new accounting standards: Section 3110, Asset Retirement Obligations; Section 1100, Generally Accepted Accounting Principles; and Accounting Guideline 13, Hedging Relationships. The adoption of these items did not have a material impact on the financial statements.

Earnings for interim periods may not be indicative of results for the fiscal year due to weather and other factors. Certain reclassifications have been made to the prior period financial statements to conform to the current year’s presentation.

1. SEGMENTED INFORMATION

Three months ended June 30, 2004

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated
Revenues	220.0	72.2	—	1,543.0	8.7	—	1,843.9
Gas costs	—	—	—	(1,093.7)	—	—	(1,093.7)
Operating and administrative	(81.1)	(15.6)	—	(124.9)	(9.7)	(6.2)	(237.5)
Depreciation	(35.8)	(17.1)	—	(60.8)	(0.5)	(0.8)	(115.0)

Operating income/(loss)	103.1	39.5	—	263.6	(1.5)	(7.0)	397.7
Investment and other income	—	0.2	25.2	37.5	23.0	9.3	95.2
Interest and preferred equity charges	(25.4)	(17.2)	—	(43.7)	(0.1)	(34.9)	(121.3)
Income taxes	(24.0)	(8.6)	(10.6)	(86.5)	(0.1)	6.6	(123.2)

Earnings/(loss) applicable to common shareholders	53.7	13.9	14.6	170.9	21.3	(26.0)	248.4

Three months ended June 30, 2003

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated
Revenues	211.4	96.6	—	1,575.6	3.5	—	1,887.1
Gas costs	—	—	—	(1,096.5)	—	—	(1,096.5)
Operating and administrative	(73.6)	(17.3)	—	(114.6)	(4.4)	(2.8)	(212.7)
Depreciation	(38.9)	(28.2)	—	(60.2)	(0.5)	(0.8)	(128.6)

Operating income/(loss)	98.9	51.1	—	304.3	(1.4)	(3.6)	449.3
Investment and other income/(expense)	0.6	6.9	28.1	20.6	19.3	(29.6)	45.9
Gain on sale of assets	—	—	239.9	—	—	—	239.9
Interest and preferred equity charges	(26.1)	(27.4)	—	(39.8)	—	(42.3)	(135.6)
Income taxes	(17.9)	(6.1)	(83.8)	(107.8)	0.7	60.8	(154.1)

Earnings/(loss) applicable to common shareholders	55.5	24.5	184.2	177.3	18.6	(14.7)	445.4

Six months ended June 30, 2004

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated
Revenues	424.9	139.7	—	2,716.4	16.1	—	3,297.1
Gas costs	—	—	—	(1,948.6)	—	—	(1,948.6)
Operating and administrative	(149.2)	(28.4)	—	(232.8)	(18.7)	(10.7)	(439.8)
Depreciation	(71.7)	(33.9)	—	(117.5)	(0.9)	(1.5)	(225.5)

Operating income/(loss)	204.0	77.4	—	417.5	(3.5)	(12.2)	683.2
Investment and other income	1.0	0.4	50.8	59.3	42.3	17.6	171.4
Interest and preferred equity charges	(50.4)	(34.0)	—	(86.7)	(0.1)	(72.5)	(243.7)
Income taxes	(48.3)	(16.9)	(20.8)	(179.7)	(1.2)	16.8	(250.1)

Earnings/(loss) applicable to common shareholders	106.3	26.9	30.0	210.4	37.5	(50.3)	360.8

Six months ended June 30, 2003

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated
Revenues	406.4	96.6	—	2,422.6	7.3	—	2,932.9
Gas costs	—	—	—	(1,703.6)	—	—	(1,703.6)
Operating and administrative	(144.4)	(17.3)	—	(215.5)	(8.6)	(10.4)	(396.2)
Depreciation	(76.6)	(28.2)	—	(119.1)	(1.1)	(1.6)	(226.6)

Operating income/(loss)	185.4	51.1	—	384.4	(2.4)	(12.0)	606.5
Investment and other income/(expense)	1.6	31.0	43.2	34.9	35.7	(40.9)	105.5
Gain on sale of assets	—	—	239.9	—	—	—	239.9
Interest and preferred equity charges	(51.4)	(27.4)	—	(81.9)	(0.4)	(84.3)	(245.4)
Income taxes	(33.7)	(13.1)	(91.1)	(128.3)	1.3	107.6	(157.3)

Earnings/(loss) applicable to common shareholders	101.9	41.6	192.0	209.1	34.2	(29.6)	549.2

2. STOCK-BASED COMPENSATION

During the three months ended June 30, 2004, the Company implemented a Performance Stock Unit (PSU) plan and granted 32,975 PSU’s to the Company’s senior officers. Under the PSU plan, performance stock units are awarded and settled in cash at the end of a three year period based upon the Company’s stock price at that time and the Company’s total shareholder return over a three year period relative to a specified peer group of North American companies. On settlement, the number of performance stock units is increased to include additional PSU’s equal to the number of additional shares that would have been received had the PSU’s been treated as shares that enrolled in the Dividend Reinvestment Plan during the three year period. These compensation costs are accounted for over the three year period on a mark-to-market basis, whereby, a liability and expense are recorded based upon the number of PSU’s outstanding, the current market price of the Company’s stock, and the Company’s performance relative to the specified peer group.

A maximum of 15 million shares are reserved for issuance under the Incentive Stock Option Plan (2002). During the six months ended June 30, 2004, 0.9 million (2003 – 1.0 million) fixed stock options were issued at a weighted average exercise price of $51.44 (2003 – $41.65). The weighted average grant-date fair value of the fixed stock options granted during the six months ended June 30, 2004 was $7.70 (2003 — $8.80) for each option granted. Outstanding stock options expire over a period no later than February 4, 2014. The Company has applied the fairvalue based method of accounting for stock options granted after January 1, 2003. Under this method, earnings include a compensation charge representing the fair value of options granted in 2003 and 2004 amortized over the vesting period, with a corresponding increase to contributed surplus.

If the Company had used the fair-value based method to account for fixed stock options and performance-based options granted in fiscal 2002, earnings and earnings per share would have been as follows.

	Three months ended		Six months ended
	June 30,		June 30,
(millions of Canadian dollars except per share amounts)	2004	2003	2004	2003
Earnings applicable to common shareholders
As reported	248.4	445.4	360.8	549.2
Total stock-based compensation expense[1]	(2.2)	(1.0)	(4.0)	(2.0)
Included as an expense in the statement of earnings[2]	1.2	—	2.0	—

Pro forma earnings	247.4	444.4	358.8	547.2

Earnings per share
As reported	1.49	2.70	2.16	3.33

Pro forma	1.48	2.69	2.15	3.32

1.	Total stock-based compensation expense if the fair-value based method to expense stock options had been applied since January 1, 2002.

2.	Stock-based compensation recognized as an expense in the statement of earnings for options granted in 2003 and 2004 as a result of the adoption of the fair-value based method on January 1, 2003.

3.	The Black-Scholes model was used to calculate the fair-value of the fixed stock options. Significant assumptions include a risk-free interest rate of 4.8% (2003 – 5.2%), expected volatility of 15% (2003 – 22%), an expected life of 8 years (2003 – 8 years) and an expected dividend yield of 3.54% (2003 – 3.95%).

3. JOINT VENTURE

Alliance Pipeline (U.S.), Aux Sable and Alliance Canada Marketing have been jointly controlled since April 1, 2003. Vector Pipeline (Canada) and Vector Pipeline (U.S.) have been jointly controlled since October 1, 2003. The Company’s proportionate share of earnings, cash flows and financial position related to these entities is summarized below.

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2004	2003	2004	2003
Earnings
Revenue	197.9	168.5	308.7	168.5
Gas sales	(109.9)	(63.5)	(139.6)	(63.5)
Operating and administrative	(32.7)	(32.7)	(55.3)	(32.7)
Depreciation	(18.0)	(30.5)	(33.9)	(30.5)
Interest expense	(17.5)	(28.2)	(34.6)	(28.2)
Investment and other income/(expense)	0.2	1.1	(1.6)	1.1
Income taxes/(recovery)	(0.5)	0.4	(0.9)	0.4

Proportionate share of net earnings	19.5	15.1	42.8	15.1

Cash Flows
Cash provided by/(used in) operations	(8.6)	22.1	54.2	22.1
Cash used in investing activities	(1.0)	(2.1)	(1.7)	(2.1)
Cash used in financing activities	(22.6)	(151.9)	(66.5)	(151.9)

Proportionate share of decrease in cash	(32.2)	(131.9)	(14.0)	(131.9)

	June 30,	December 31,
(millions of Canadian dollars)	2004	2003
Financial Position
Current assets	125.0	118.7
Property, plant and equipment, net	1,593.6	1,562.2
Other long-term assets	192.8	102.9
Current liabilities	(138.8)	(122.6)
Long-term debt	(756.2)	(752.4)
Other long-term liabilities	(15.8)	(17.8)

Proportionate share of net assets	1,000.6	891.0

Included in the Company’s proportionate share of current assets from joint ventures is $8.4 million held in trust, pursuant to finance agreements of the joint venture. Under these finance agreements, funds received from shippers, in settlement of transportation rates, as well as interest earned on trust account balances, are segregated in trust accounts and first applied to meet debt service and operating requirements. Amounts in excess of these requirements are transferred to a non-trust account for distributions on a quarterly basis.

4. POST-EMPLOYMENT BENEFITS

Pension Plans

The Company has three pension plans, which provide either defined benefit or defined contribution pension benefits or both for employees of the Company. The Liquids Pipelines and Gas Distribution and Services pension plans provide non-contributory defined pension and/or defined contribution benefits to Canadian employees of Enbridge. The Enbridge U.S. pension plan provides either non-contributory defined benefit pension benefits or contributory defined contribution pension benefits to U.S. employees of Enbridge. The Company also provides post-employment benefits other than pensions (OPEB) for qualifying retired employees. Costs recognized in the period are presented below.

Net Pension Plan and OPEB Costs Recognized

	Three months ended		Six months ended
	June 30,		June 30,
(millions of Canadian dollars)	2004	2003	2004	2003
Benefits earned during the year	7.4	6.9	14.7	14.0
Interest cost on projected benefit obligations	14.9	14.3	29.5	28.7
Expected return on plan assets	(17.8)	(16.3)	(35.5)	(32.7)
Amortization and deferral of unrecognized amounts	3.7	3.7	7.6	7.5
Amount charged to EEP	(2.3)	(2.5)	(4.5)	(5.3)
Amount charged to ENF	(0.2)	—	(0.4)	—

Pension and OPEB cost recognized	5.7	6.1	11.4	12.2

The above table reflects the pension and OPEB cost for all of the Company’s benefit plans on an accrual basis. However, in accordance with its ability to recover employee benefit costs on a pay-as-you-go basis for the regulated operations of Gas Distribution and Services, the Company records the cost of such benefits on a cash basis. Using the cash basis for the Gas Distribution and Services plans and the accrual method for other plans, the Company’s pension and OPEB cost for the six months ended June 30, 2004 was $7.5 million (2003 - $7.1 million) and $3.7 million (2003 - $3.5 million) for the three months ended June 30, 2004.

5. CONTINGENCIES

Class Action Lawsuit - late payment penalties

On April 22, 2004, the Supreme Court of Canada released its decision in a case commenced against Enbridge Gas Distribution (EGD) by a customer with respect to late payment penalties. The Supreme Court of Canada determined that EGD would be required to repay a portion of amounts paid to it as late payment penalties from April 1994. The total amount of late payment penalties billed, between April 1994 and February 2002 (when EGD’s late payment penalty was revised), was approximately $74 million of which a portion may be eligible for repayment. The amount payable is not determinable at this time.The Supreme Court has directed that a lower court determine the amounts payable. A case conference will be held before a judge of the Ontario Supreme Court in mid August 2004 to discuss the remaining outstanding issues following the Supreme Court’s decision, including the timing of a motion seeking certification of the action as a class proceeding.

Late payment penalty revenues are included in EGD’s estimate of revenues for the year and therefore reduced rates charged to customers. Revenues from late payment penalties accrue to the benefit of all customers, thereby reducing the cost of providing distribution services. These estimates and resulting rates were approved by the Ontario Energy Board (OEB) each year. EGD intends to apply to the OEB for recovery of any amounts that result from this action.

Bloor Street Incident

EGD has been charged under both the Ontario Technical Standards and Safety Act (The “TSSA”) and the Ontario Occupational Health and Safety Act (the “OHSA”) in connection with an explosion that occurred on Bloor Street West in Toronto on April 24, 2003. The Company was charged with two counts under the TSSA on November 25, 2003, and four counts under the OHSA on April 23, 2004. Each count under the TSSA charges carries a maximum fine upon conviction of $1,000,000, plus a 25% provincial offences surcharge. Each count under the OHSA charges carries a maximum fine upon conviction of $500,000, plus a 25% provincial offences surcharge. EGD has also been named as a defendant in a number of civil actions related to the explosion. A Coroner’s Inquest in connection with the explosion is also possible. The courts have not dealt with any of the charges yet, and thus it is not possible at this time to predict or comment upon the potential outcome. EGD does not expect the civil actions to result in any material financial impact.

6. SUBSEQUENT EVENT

On July 21, 2004, Enbridge announced the sale of 11,650,000 trust units of AltaGas Income Trust (AltaGas) at a price of $19.75 per unit. The sale is expected to close on or about August 10, 2004. Enbridge will realize net proceeds of approximately $217 million and record a pre-tax gain on sale of approximately $72 million. At June 30, 2004, Enbridge owned 18,197,500 trust units with a carrying value of approximately $227 million, classified as a component of long-term investments. After the disposition, Enbridge will own 6,547,500 trust units representing a 12.9% ownership interest.

In connection with the sale, the underwriters were granted an over-allotment option to purchase an additional 1,747,500 trust units at the issue price of $19.75 at any time up to 30 days after closing. This would reduce Enbridge’s ownership to 9.5% and result in an additional pre-tax gain of approximately $11 million.